February 21, 2008

Securities and Exchange Commission
Division of Corporate Finance
Attention: Kathleen Collins, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

Re:	CommVault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed May 25, 2007
Form 10-Q for the Period Ended September 30, 2007
Definitive Proxy Statement on Schedule 14A filed July 23, 2007
Forms 8-K filed May 15, 2007, August 2, 2007, and October 30, 2007
File No. 1-33026
Dear Ms. Collins:
     We are in receipt of the Commission’s comment letter, dated January 30, 2008, addressed to N. Robert Hammer, Chairman, President and Chief Executive Officer of CommVault Systems, Inc. (“CommVault”), related to the above-referenced filings. Consistent with our discussion with your staff on February 8, 2008, please let this letter serve as further confirmation of our intention to respond to your letter by February 29, 2008.
     Should you have any questions regarding the foregoing, please contact Louis Miceli, Vice President and Chief Financial Officer, at (732) 870-4004.

Sincerely,

/S/ N. Robert Hammer
N. Robert Hammer
Chairman, President and Chief Executive Officer

cc:	Jennifer Thompson, Securities and Exchange Commission